SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES

AMERICAN DEPOSITARY SHARES, REPRESENTING CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Richard J. Cooper, Esq.

Adam Brenneman, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

June 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons David Martínez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 870,856,212(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 870,856,212

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,856,212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(2) 66.39%

14.	Type of Reporting Person (See Instructions) IN

1  In the form of Class B ADSs.  David Martínez exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Advisory Inc. and Fintech Telecom, LLC.

2  Percentage calculated over 627,930,005 Class B Shares (as defined below) of the Issuer (as defined below) and 683,856,600 Class A Shares (as defined below) held by the Reporting Persons that may be converted into Class B Shares. In aggregate, Fintech Telecom, LLC owns 870,856,212 ordinary shares, representing approximately 40.44% of the total outstanding share capital and of the voting power of the Issuer.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Advisory Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 870,856,212(3)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 870,856,212

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,856,212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(4) 66.39%

14.	Type of Reporting Person (See Instructions) HC, CO, IA

3  In the form of Class B ADSs.  Fintech Advisory Inc. exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Telecom, LLC.

4  Percentage calculated over 627,930,005 Class B Shares (as defined below) of the Issuer (as defined below) and 683,856,600 Class A Shares (as defined below) held by the Reporting Persons that may be converted into Class B Shares. In aggregate, Fintech Telecom, LLC owns 870,856,212 ordinary shares, representing approximately 40.44% of the total outstanding share capital and of the voting power of the Issuer.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Telecom, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 870,856,212(5)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 870,856,212

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,856,212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(6) 66.39%

14.	Type of Reporting Person (See Instructions) HC

5  In the form of Class B ADSs.

6  Percentage calculated over 627,930,005 Class B Shares (as defined below) of the Issuer (as defined below) and 683,856,600 Class A Shares (as defined below) held by the Reporting Persons that may be converted into Class B Shares. In aggregate, Fintech Telecom, LLC owns 870,856,212 ordinary shares, representing approximately 40.44% of the total outstanding share capital and of the voting power of the Issuer.

Item 1.  Security and Issuer

This Amendment No. 16 (the “Sixteenth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on March 18, 2016, as subsequently amended (the “Schedule 13D”) by the Reporting Persons, with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”), of Telecom Argentina S.A. (the “Issuer”), a portion of which is represented by American Depositary Shares (“Class B ADSs”) which are traded on the New York Stock Exchange.  Capitalized terms used but not otherwise defined in this Sixteenth Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is amended by adding the following:

As a result of the Merger, all of the assets, liabilities and operations of Cablevisión were transferred to the Issuer and CVH became the controlling shareholder of the Issuer by the combination of two factors (i) the consummation of the Merger, which resulted in CVH directly and indirectly owning 39.08% of the Issuer’s stock (excluding treasury shares) and (ii) the TEO Shareholders Agreement becoming fully effective, which grants CVH the right to appoint the majority of the Board of Directors of Telecom Argentina.

As a result of effectively controlling the Issuer and pursuant to Argentine securities laws, CVH must conduct a mandatory tender offer (oferta pública de adquisición, “OPA”) in Argentina. On June 21, 2018, CVH filed a pre-commencement communication under cover of Schedule TO-C, announcing a possible tender offer by CVH for all or a portion of the Class B Shares. Additionally, notwithstanding the fact that FTL, FAI and David Martínez are not obligated to promote, formulate or launch a tender offer and have not taken part in the determination and formulation of any of the terms and conditions of CVH’s possible tender offer, in accordance with section 6.7 of the TEO Shareholders Agreement, FT has undertaken to pay and acquire 50% of the shares tendered in the OPA (notwithstanding the right of CVH to acquire by itself the first 43,073,760 shares). Therefore, FT (and its direct and indirect shareholders FAI and David Martínez) will jointly participate with CVH, each as co-offeror (and together with CVH, collectively the “Offerors”). Included as an exhibit to the filing was an English translation of the notice regarding the mandatory tender offer that was filed in Argentina on the same date. The OPA remains subject to the prior approval of the Argentine securities regulator (Comisión Nacional de Valores). The Offerors have not yet commenced the OPA or a tender offer in the United States.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a) As of the date of this filing, the Reporting Persons have the following direct beneficial ownership interests in the Class B Shares.

	Directly Owned(1)		Indirectly Owned(1)		Directly and Indirectly Owned(1)
	Number	% of Class	Number	% of Class	Number	% of Class
David Martínez(2)	0	0%	870,856,212	66.39%	870,856,212	66.39%
FAI(3)	0	0%	870,856,212	66.39%	870,856,212	66.39%
FTL(4)	870,856,212	66.39%	0	0%	870,856,212	66.39%

(1) All share totals and percentages are based on 627,930,005 outstanding Class B Shares (excluding treasury shares) of the Issuer and reflect 683,856,600 Class A shares, par value Ps. 1.00, of the Issuer (the “Class A Shares”) held by the Reporting Persons that may be converted into Class B Shares.

(2) David Martínez is the sole shareholder of FAI.  FTL is a wholly-owned subsidiary of FAI.  Consequently, David Martínez may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(3) FTL is a wholly-owned subsidiary of FAI.  Consequently, FAI may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(4) FTL owns 683,856,600 Class A ordinary shares of the Issuer (representing 100% of this class and 31.75% of the Issuer’s total outstanding share capital) and 186,999,612 Class B Shares of the Issuer in the form of Class B ADSs (representing approximately 29.78% of this class and 8.68% of the Issuer’s total outstanding share capital). In aggregate, FTL owns 870,856,212 ordinary shares, representing approximately 40.44% of the total outstanding share capital and of the voting power of the Issuer.

(b) FTL has the sole power to vote, dispose and direct the disposition of the Class B Shares directly beneficially owned by it (the “FTL-Owned Class B Shares”). FAI exercises its rights over the FTL-Owned Class B Shares indirectly through FTL, and David Martínez exercises his rights over the FTL-Owned Class B Shares indirectly through FAI and FTL.

(c) On June 22, 2018, FTL received 1,638,217 ADS of the Issuer at the weighted average price of the Nortel ADSs (or successor securities) ten days prior and forward of May 7, 2018, as repayment of certain outstanding indebtedness that had been previously secured by such Nortel ADSs.

Except as set forth in this statement, no transactions in Class B Shares were effected by the Reporting Persons during the 60 day period ended June 22, 2018.

(d) Pursuant to the Master Financing Agreement, FIL provided financing to FTL in connection with the transactions described herein. This financing interest is limited to the economic interest in the equity of FTL (and, indirectly, in the Issuer), and does not provide FIL with voting or disposition control in respect of FTL (or, indirectly, the Issuer).

(e) Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2018

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH ADVISORY INC.

By:	/s/ David Martínez
Name: David Martínez
Title: Authorized Person

FINTECH TELECOM, LLC

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person